UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             1-800-FLOWERS.COM, Inc.
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                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                     68243Q
                      -------------------------------------
                                 (CUSIP Number)

                                    12/31/07
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             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No. 68243Q
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      James F. McCann
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                      5     SOLE VOTING POWER

                            30,781,879(1)
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  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           5,875,000(2)
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON            30,781,879 (1)     WITH
--------------------------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        5,875,000 (2)
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  36,656,879 (3)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         58% (4)
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12    TYPE OF REPORTING PERSON*

      IN
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(1) All shares  indicated as beneficially  owned by Mr. McCann as of the date of this Schedule 13G, are held as either shares of Class A Common Stock or Class B Common Stock. The Class B Common Stock has ten votes per share on all matters subject to the vote of the stockholders. The Class B Common Stock is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof. This amount includes: (a) 13,814,619 shares of Class B Common Stock, (b) 52,548 shares of Class B Common Stock held by The McCann Charitable Foundation, Inc., of which Mr. McCann is a Director and the President; (c) 16,172,738 shares of Class B Common Stock held by six Grantor Retained Annuity Trusts of which Mr. McCann is the Trustee; (d) 741,494 shares of Class A Common Stock subject to options; and (e) 480 shares of Class A Common Stock.

(2) Shares indicated are shares of Class B Common Stock and are held by limited partnerships, of which Mr. McCann is a limited partner and does not exercise control and of which he disclaims beneficial ownership.

(3) Includes 5,875,000 shares of Class B Common Stock for which Mr. McCann disclaims beneficial ownership that are held by a limited partnerships, of which Mr. McCann is a limited partner and does not exercise control.

(4) The percentage of beneficial ownership is based on 26,425,118 shares of Class A Common Stock outstanding and 36,858,465 shares of Class B Common Stock outstanding as of February 4, 2008.


Item 1.

      (a)         Name of Issuer: 1-800-FLOWERS.COM, Inc.

      (b) Address of Issuer's Principal Executive Offices: One Old Country Road, Suite 500
                  Carle Place, NY 11514

Item 2.

     (a) - (c)    Name, Address of Principal Business Offices, and
                  Citizenship of Persons Filing:

                  James F. McCann
                  One Old Country Road, Suite 500
                  Carle Place, NY 11514

                  Citizenship: USA

      (d)   Title of Class of Securities: Common Stock

      (e) CUSIP Number: 68243Q

Item 3.

      N/A

Item 4. Ownership

      The information in items 1 and 5 through 11 on the cover page (p. 2) of this Schedule 13G (regarding the holdings of James F. McCann) is hereby incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class

      N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      N/A

Item 8. Identification and Classification of Members of the Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certification

      N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

                                                 2/12/08
                          ------------------------------------------------------
                                                  Date



                          ------------------------------------------------------
                                                Signature

                          James F. McCann / Chairman and Chief Executive Officer
                          ------------------------------------------------------
                                               Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)